SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Squarespace, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 85225A107	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund L.P. (“AGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,808,246 shares, all of which are owned by AGF. Accel Growth Fund Associates L.L.C. (“AGFA”), the general partner of AGF, may be deemed to have sole power to vote these shares. Andrew G. Braccia ("AGB"), a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,808,246 shares, all of which are owned by AGF. AGFA, the general partner of AGF, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,808,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.5%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the issuer’s Form 424B7 filed with the Securities and Exchange Commission on November 17, 2023 (the “Prospectus Supplement”).

CUSIP NO. 85225A107	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Strategic Partners L.P. ("AGFSP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	250,729
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Associates L.L.C. ("AGFA")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,058,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.8%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 5 of 17

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2010 L.L.C. (“AGFI10”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	870,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 L.P. ("ALF3")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
530,953 shares, all of which are owned by ALF3. Accel Leaders 3 Associates L.P. ("ALF3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares. Accel Leaders 3 GP Associates L.L.C. ("AL3A"), the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
530,953 shares, all of which are owned by ALF3. ALF3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	530,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Entrepreneurs L.P. ("ALF3E")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,982
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 8 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Associates L.P. ("ALF3A LP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
552,935 shares, of which 530,953 are owned by ALF3, and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
552,935 shares, of which 530,953 are owned by ALF3, and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	552,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 9 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Investors (2020) L.P. ("ALFI20")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
31,686 shares, all of which are owned by ALFI20. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
31,686 shares, all of which are owned by ALFI20. AL3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	31,686
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 10 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 GP Associates L.L.C. ("AL3A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AL3A, the general partner of ALF3, ALF3E, and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AL3A, the general partner of ALF3, ALF3E, and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	584,621
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.7%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 11 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Braccia ("AGB")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,190
6	SHARED VOTING POWER
14,514,196 shares, of which 12,808,246 are directly owned by AGF, 250,729 are directly owned by AGFSP, 870,600 are directly owned by AGFI10, 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA and AL3A, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 49,190
8	SHARED DISPOSITIVE POWER
14,514,196 shares, of which 12,808,246 are directly owned by AGF, 250,729 are directly owned by AGFSP, 870,600 are directly owned by AGFI10, 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA and AL3A, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,563,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	16.5%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 88,125,267 shares of Class A Common Stock outstanding as of November 17, 2023, as reported in the Prospectus Supplement.

CUSIP NO. 85225A107	13 G	Page 12 of 17

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 and amended on February 14, 2023 (as amended, the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund L.P. ("AGF"), Accel Growth Fund Strategic Partners L.P. ("AGFSP"), Accel Growth Fund Associates L.L.C. ("AGFA"), Accel Growth Fund Investors 2010 L.L.C. ("AGFI10"), Accel Leaders 3 L.P. ("ALF3"), Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"), Accel Leaders 3 Associates L.P. ("ALF3A LP"), Accel Leaders 3 Investors (2020) L.P. ("ALFI20"), Accel Leaders 3 GP Associates L.L.C. ("AL3A"), and Andrew G. Braccia ("AGB"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel 500 University Avenue Palo Alto, CA 94301
ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 85225A107	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Entities:
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*
Accel Leaders 3 L.P.**
Accel Leaders 3 Entrepreneurs L.P.**
Accel Leaders 3 Associates L.P.**
Accel Leaders 3 Investors (2020) L.P.**
Accel Leaders 3 GP Associates L.L.C.**

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for
the above-listed entities

Individuals:	Andrew G. Braccia*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.

** Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 85225A107	13 G	Page 14 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. 85225A107	13 G	Page 15 of 17

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Squarespace, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 85225A107	13 G	Page 16 of 17

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints Ryan Connor his, her or its true and lawful attorney-in-fact to:

(1)       execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the United States Securities and Exchange Commission or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such foregoing attorney-in-fact.

CUSIP NO. 85225A107	13 G	Page 17 of 17

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2024. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Accel growth Fund L.P.,		Accel Growth Fund Investors 2010 L.L.C.,
a Delaware limited partnership		a Delaware limited liability company

By:	Accel Growth Fund Associates L.L.C.,	By:	/s/ Ryan Connor
	a Delaware limited liability company	Name:	Ryan Connor
		Title:	Attorney-in-fact
By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact	Andrew G. Braccia

Accel Growth Fund Strategic Partners L.P.,		By:	/s/ Ryan Connor
a Delaware limited partnership		Name:	Ryan Connor
		Title:	Attorney-in-fact
By:	Accel Growth Fund Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

Accel Growth Fund Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact